FILED BY VALIDUS HOLDINGS, LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FLAGSTONE REINSURANCE HOLDINGS, S.A.
COMMISSION FILE NO. 001-33364

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EDITED TRANSCRIPT
VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

EVENT DATE/TIME: AUGUST 30, 2012 / 01:30PM GMT

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

CORPORATE PARTICIPANTS
 Greg Faje Brunswick Group - IR
 Ed Noonan Validus Holdings, Ltd. - Chairman and CEO
 Jeff Consolino Validus Holdings, Ltd. - President and CFO

CONFERENCE CALL PARTICIPANTS
Sachin Shah Tullett Prebon Plc - Analyst
Amit Kumar Macquarie Research Equities - Analyst
Josh Shanker Deutsche Bank - Analyst
Matthew Heimermann JPMorgan Chase & Co. - Analyst
Michael Nannizzi Goldman Sachs - Analyst
Jay Cohen BofA Merrill Lynch - Analyst
Brian Meredith UBS - Analyst
Court Dignan Fidelity Management & Research - Analyst
Meyer Shields Stifel Nicolaus - Analyst
Matthew Carletti JMP Securities - Analyst
Ian Gutterman Adage Capital Management - Analyst
Stuart Nedson BNP Paribas - Analyst

 PRESENTATION

Operator

 Good day, ladies and gentlemen, and welcome to Validus Holdings earnings call. My name is Carissa and I will be your operator for today. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session.

(Operator Instructions)

As a reminder, this conference is being recorded for replay purposes. I would now turn the call over to your host, Mr. Greg Faje. Please proceed.

Greg Faje - Brunswick Group - IR

Thank you, Carissa. Good morning, and welcome to the Validus Holdings conference call, covering the agreed acquisition of Flagstone. Before today's call, we issued a press release and a presentation, which are available on the Investor Relations section of our website located at www.ValidusHoldings.com. Today's call is being simultaneously webcast and will be available for replay until September 10, 2012. Details are provided on our Web site. Leading today's call are Validus Chairman and Chief Executive Officer, Ed Noonan, and Validus President and Chief Financial Officer, Jeff Consolino.

Before we begin, I would like to remind you that certain comments made during this call may be deemed forward-looking statements, as defined within US federal securities laws. These statements address matters that involve risks and uncertainties, many of which are beyond the Company's control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements, and therefore, you should not place undue reliance on any such statements. More detail about these risks and uncertainties can be found in the Company's most recent annual report on Form 10-K and quarterly report on Form 10-Q, both as filed with the US Securities and Exchange Commission. Management will also refer to certain non-GAAP financial measures when describing the Company's performance. These items are reconciled and explained in our earnings release and financial supplements. With that, I will turn the call over to Ed Noonan.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Well, thank you very much, and good morning, I appreciate everyone taking the time to join us today. This is obviously an exciting day for Validus. One more step forward in our development as a group. This is a strategic acquisition, that strengthens our position in our core competence of catastrophe reinsurance. I will be working off of the slide deck that is available. I don't know that it is essential, you have it in front of you, but it might be helpful. I will refer to slide numbers just to facilitate that discussion.

So if you're following the slide deck, I'm on slide 6. For Validus, we think that the catastrophe reinsurance and catastrophe risk management business is our core skill set. We have developed an outstanding reputation and market-leading position, and this transaction allows us to build on that position in the catastrophe business. We also have proven integration skills. We have done other acquisitions before, and we were able to integrate them quickly, smoothly, efficiently, and most importantly, to preserve the business that we seek to preserve in acquisitions. The acquisition of Flagstone adds $291 million of property catastrophe reinsurance premium to the group. It makes us essentially as large, if not larger, than anyone else in the catastrophe reinsurance business in Bermuda today. In terms of third-party reinsurance business, we are the largest reinsurer in Bermuda. And so this builds on that, on the advantages that come with that.

We also have done this acquisition with an appropriate margin of safety for our shareholders. We think it is an excellent transaction for Flagstone shareholders as well, and I will talk about that in more detail. But for the Validus shareholders, the transaction has a good margin of safety. The purchase price is roughly 73% of diluted book value per share and I will explain how we got there in a few minutes. It includes a $58 million bargain purchase gain for Validus at the outset, and we don't think of that as a purchase gain so much as a margin of safety for our shareholders. And $135 million in balance sheet adjustments, that I will talk about in more detail. This also provides an excellent liquidity event for Flagstone shareholders, as well as the ability to continue to participate in the growth in Validus' book value per share.

The transaction comes at a 19% premium to Flagstone's trading value as of yesterday. We think for the Flagstone shareholders, this is the culmination of the process that David Brown and his team commenced about a year ago, in terms of refocusing the Company around the catastrophe reinsurance business. I will talk more about that as well, because David and his team I think have done an excellent job of doing that. The combined entity will have $4 billion of shareholder's equity and $5.2 billion in total capitalization. For those of you who know Validus, we've said before we think that scale matters in the global catastrophe reinsurance market, and we think this only adds to our already considerable advantages in that regard.

I will turn to slide 7, and by way of background, in terms of how the transaction progressed, we were aware that Flagstone was having discussions with other parties earlier in the year. We declined to participate in the process at that point in time because it felt to us a bit like it might turn into an auction, and that's not a place that really fits well with our approach to things. But during 2012, David and his team continued to make, we think, great progress on repositioning its operations. They completed the sale of Island Heritage as well as their syndicate at Lloyd's. They did reduce their work force and streamline their operations. They also did a significant job in reducing their underwriting leverage, bringing their net premium written surplus down to about 40%, whereas historically it has been around 70%. In late July, Flagstone approached Validus about our interest in perhaps discussing a transaction with them. We moved quickly. The process was excellent. The Flagstone people were excellent and professional. And the parties, therefore were able to agree to a transaction which provides a market premium and enhanced liquidity to Flagstone shareholders as well as the ability to participate in the forward gain of the franchise.

Moving on to slide 8, I'm not sure everyone on the call knows Validus, so some of the Flagstone shareholders might not have tracked us over time, so I would just like to spend couple minutes talking about how we think about the business, and slide 8, we think we make a good case study in value creation. Like Flagstone, we started in late 2005. In our almost seven years of operation, we have established really outstanding global positions in Bermuda, particularly around catastrophe reinsurance, as well as with Lloyd's. Bermuda is the world's most important catastrophe market, and Validus is certainly amongst the elite in Bermuda and one of the most important companies on the island. Lloyd's is a marketplace that specializes in the short tail risk that we find attractive, and back in 2007, we acquired Talbot Syndicate. No one in Bermuda had acquired a Lloyd's syndicate in about a decade, we were the first in. That brought considerable advantage to us. Talbot is the 11th largest syndicate of Lloyd's, and it has been an outstanding profit generator for us, and I will give more detail on that in a few minutes as well. Most importantly, the acquisition of Talbot, the acquisition of IPC, gave us the size and scale to really be important in the catastrophe business, as well as to be a strong independent competitor, and chart our own destiny.

Our business plan since we started the company has been to focus on the short tail lines, because we believe that is where the best price classes of risk exist. To really maximize our position in that business, we have built an outstanding analytical and research function. We have got just, we think, the best underwriters in the marketplace and we've been able to validate that by attracting almost $1 billion of third-party capital to manage in the catastrophe risk space. We only think about the business in terms of underwriting profits. We only think about our balance sheet in terms of maintaining principal and liquidity.

Therefore, we have minimal exposure to interest rate risk, and we have a history of favorable reserve development. We think should that should continue post-acquisition of Flagstone. We have also delivered superior financial results since our 2007 IPO outperforming all of our short tail Bermuda peers. Part and parcel of our

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

strategy is to be very careful stewards of our shareholder's capital. Since our IPO, we've returned $1.6 billion to investors through share repurchases and dividends. That's one of the ways that we've been able to achieve a superior return on equity relative to our peers.

If you turn to slide 9, this is a slide that everyone in Validus sees almost every day. Our goal is to grow our book value per share, plus accumulated dividends, faster than anyone else in the business and as fast as we can, while still being consistent with our prudent approach to risk. As you can see on slide 9, it has been a great ride. We think we're only in the early stages of our development as a company. But even through the credit crisis of 2008, and through the harsh global catastrophes last year, Validus continued to grow its book value. I think that is a good example of the combination of pressing our advantages in the catastrophe business, but using our underwriting acumen and our careful approach to asset and balance sheet management, to protect against downside risk.

If you look at slide 10, you get a sense of our growth in diluted book value per share relative to our peers since IPO, and with the exception of companies that have had significant reserve releases from the 2002 to 2006 period in the casualty business, Validus Re has grown our book value per share faster than anyone else in our peer group. We think that Flagstone has gotten their operations to a point where that will not only continue but hopefully should accelerate, and with that, I think I will turn the call over to Jeff Consolino and let him give you an overview of the transaction. Jeff?

 Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Thank you, Ed. Thank you all for joining our call during this pre-Labor Day week. We appreciate you dialing in the morning. It is good to see existing Validus shareholders, people who have invested with us in the past, as well as Flagstone shareholders on the call. We welcome you all.

For those of you following on this slide deck, I'm on slide 12. I'm going to run through the overview of the agreed transaction. This transaction is structured as a merger under Bermuda and Luxembourg law, which is the locations of the two respective holding companies for Validus and Flagstone. The consideration per share, valued as of the close of last night is $8.43 per Flagstone common share. That is comprised of $2.00 in cash, and 0.1935 Validus common shares per Flagstone share. The share component of this offer is a fixed exchange ratio, which means the value of the shares floats their share price without respect to any collar, caps, or other adjustments. Valued at last night's closes for the two companies, this represented a 19.4% premium to Flagstone's closing price of $7.06. It also represented 73.2% of Flagstone's June 30, 2012 diluted book value per share, which was $11.52 at that date.

Moving to slide 13, this consideration package is valued at $623.2 million, as of last night's close. The aggregate cash consideration is approximately $147.8 million, and the issuance of the shares is worth approximately $475.4 million. In addition to the share consideration, Validus will also be assuming $250.2 million in Flagstone hybrid junior subordinated deferrable interest debentures. Validus has similar hybrid securities on its balance sheet. Pro forma for the transaction, and the share issuance, existing Validus shareholders will own approximately 88.1% of the expanded share base, and Flagstone shareholders will have 11.9%.

In terms of the steps between the signing and closing, the key approvals and conditions include Flagstone shareholder approval. I would note that Validus stockholder approval is not required, given the amount of stock to be issued in the transaction. Customary regulatory approvals are required, and each party has a mutual termination right in the event that the other party has a significant diminution in its book value per share, as measured from the beginning of calendar 2012. We would anticipate the closing to be late in the fourth quarter of 2012. Flagstone's shareholders collectively owning 22.5% of the outstanding shares of Flagstone as of June 30 have agreed to vote in favor of this transaction. Those shareholders are Trilantic and Light Year Capital. We will get into more detail on the notes on page 14, but in summary, this transaction is accretive to the Validus June 30, 2012 diluted book value per share by about $0.35, accretive to diluted tangible book value per share, at June 30, by approximately $0.50, and we expect this after closing to be immediately accretive to Validus' earnings per share.

Ed referenced some balance sheet adjustments. We intend to increase Flagstone's loss reserves by $76.3 million. We're doing this to harmonize our reserving practices and their reserving practices, given the similar nature of our catastrophe portfolios. We also intend to make other balance sheet adjustments at $58.9 million. After considering these adjustments, and considering estimated transaction expenses of $20 million for both parties, we expect to record a bargain purchase gain of $58.2 million at closing, if that was measured as of the June 30 balance sheet date for the two companies.

We're now going to go through an analysis that is Validus plus Flagstone and I will start with the financial attributes and Ed will continue on with the business. Slide 16 shows the pro forma business mix of the companies. Validus over the last 12 months ended June 30, 2012, underwrote $2.3 billion of gross premium income. Flagstone, on a continuing operations basis, excluding the discontinued and sold operations Island Heritage and Flagstone at Lloyd's, underwrote $514.3 million on a gross basis. The combined company, therefore, would have had $2.8 billion in gross premium income. Given the repositioning of Flagstone to focus on higher margin catastrophe and other short tail products, over the last 12 months, property catastrophe represents 57% of the Flagstone gross premium written portfolio, with other property at 24%, and short-tail specialty 19%. The effect on Validus as if we had owned Flagstone over the previous 12 months would have been to increase our property cat component from 32% to 37%, while slightly changing the contribution from other property, marine and specialty lines.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

Turning to page 17, given the share component of this offer, and the bargain purchase gain, pro forma for this transaction, our stockholder's equity available to Validus common shareholder, IE excluding non-controlling interests, rises from $3.5 billion to $4 billion, making Validus one of the best capitalized companies in the Bermuda market. As Ed referenced earlier, we have $5.2 billion of total capital resources, including long-term debt, hybrid securities, and non-controlling interest. On slide 18, you can see the effect this has on our property catastrophe business, and where we rank in the Bermuda market. We already occupy a position as one of the leading writers of property catastrophe, and in combination with Flagstone, we believe we would be the largest. This is measured as of 2011. Flagstone has continued to prudently reduce the amount of business it writes, as Ed commented. And we, at Validus, have continued to find ways to write additional property catastrophe premium throughout our alpha tax segment, which is a growing segment for us. I would expect the bar you see on slide 18 to be composed of the different split of on balance sheet and AlphaCat third party writings going forward. Still, the overall effect on our property catastrophe capabilities directionally is undeniable.

Talking about the balance sheet, Flagstone's investment portfolio at June 30 was approximately $1.4 billion. Flagstone had made the determination for those of you who are familiar with the Company, to significantly reduce their investment risk during the course of 2012. The Flagstone investment portfolio is 65% invested in short-term investments and cash. Therefore, their fixed income duration is meaningfully below one year at 0.3 years. Pro forma for this transaction, Validus' total cash and investments will be $7.69 billion. We will continue to have an average portfolio rating of AA minus. And our duration will go to 1.41 years, given the cash that we are assuming in short-term investments in Flagstone's balance sheet. You can see the composition of that portfolio on slide 19.

One more financial slide. Slide 20 reviews the effect on Validus' diluted book value per share, diluted tangible book value per share, and ratios of debt and hybrid capitalization. As I said before, we picked up $0.34 per diluted share in book value from this transaction, as if measured at June 30, 2012, going from $34.43 to $34.78. Since we're creating no goodwill, given the bargain purchase nature of the accounting for the transaction, our diluted tangible book value per share rises by $0.50 from $33.17 to $33.67. Again, as if measured at June 30, 2012.

Finally, given the equity issuance, our debt to capital will fall from 5.6% to 4.7%, a material decline. Assuming the $250 million of Flagstone hybrid securities, we will raise our hybrid basket utilization from 6.6% of capital to 10.4%, bringing our total financial leverage, debt plus hybrids from 12.1% to 15.1%. I'm now going to turn it back to Ed to talk further about the integration of the business.

 Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

Thank you very much, Jeff. This will be old ground for the Validus shareholders, but a little bit of background about how we think about risk. Our job in the catastrophe space is to maximize the expected return for a given level of risk, and so we are very, very careful risk managers. We have made an underwriting profits in Validus Re where we take most of our catastrophe risk every single year of our existence, including last year, despite the global catastrophes. Some of the ways we accomplish that are by managing our probable maximum loss and we will share that with you on slide 21. The Flagstone acquisition really doesn't add anything other than a trivial amount at the margin to our 1 and 100 year probable maximum loss as a percentage of capital.

Our maximum tolerance in ordinary circumstances is 25%. We have been running about 21.5% and this takes us to 22%. That's a static measure. What will happen now is we will look to optimize the combined portfolio, so as that we can maximize the expected profit for the risks we're willing to take. We've got experience in this. We did it extremely effectively in the IPC transaction. We've already run our portfolio optimization routines on the combined portfolio, customer by customer, layer by layer, so that our underwriters are armed with what they need to do to move us towards the best portfolio possible, and that will start immediately. That will start with the January 1 renewals.

We closed on IPC at a similar point in time back in 2009, and we were able to manage the 1/1 renewals very effectively. So the measures that you see here today will move. They may go up if pricing gets very attractive. They may come down if we don't see the type of opportunities in the marketplace. Or they may stay roughly the same. It will depend largely on market conditions. But we do know the any time you put two portfolios together, and you can move towards an optimized structure, you enhance the overall expected profit of the amount of risk you're taking. So we know that there is upside in that process for both, so that us and the Flagstone shareholders that are joining us.

If you look at slide 22, Validus tries to be as transparent as it can, in the disclosures around risk metrics. And so what you see here, the top half of the page is the probable maximum losses by zone and peril on a combined basis, Validus Flagstone. At the extreme right-hand side, we give you the net maximum zonal aggregate. That's the maximum amount of risk in absolute terms that we are willing to take in any one zone. There is no probabilistic modeled outcome in that. We simply add up our contracts at risk and say we will take no more than X in any given zone. For Validus, our risk management parameter is that we won't take any more than 65% of capital in any one zone. So you can see from our maximum zone being US hurricane on a combined basis, we're well below our risk tolerances so we feel quite comfortable that we've got the ability to not only write the existing portfolio, but grow it with our opportunities.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

The bottom half of the page gives you a sense of the Flagstone impact on the combined portfolio. And I know we have a lot of very sophisticated investors who would like to get people into this. What you will observe is that Flagstone, as I say, I think they've done an excellent job in repositioning the portfolio, they tend to, on average, attach a bit lower than Validus does. Those are more premium intensive layers. It is a different appetite. They've been trying to optimize their portfolio.

Going forward, it will be the Validus strategy towards optimizing the portfolio. But you can see as a result of that, Flagstone's 1 in 20 US hurricane is a much bigger percentage of their zonal aggregate than Validus', for example and that's just a function of where they attach on risk. So we're looking forward actually, to that process. It is important to us as we go through that to be very transparent to our customers and intermediaries, to communicate well ahead of time with them about how we view individual programs and layers, so that we're not providing any surprises to anyone. In fact, we're maximizing our position with our customers and brokers.

If we turn to slide 23, I've referenced our integration activities previously. I talked about Talbot. We generated over a $0.25 billion in net income from Talbot since we acquired them in 2007. It is actually $277 million. It is an excellent business. It was seamlessly integrated into the Validus group, and we couldn't be happier with the Talbot operation. There was a first mover advantage in that. As I said, no one in Bermuda had bought a Lloyd's syndicate in 10 years. Since we acquired Talbot, lots of people from Bermuda have gone into Lloyd's. They have not been able to reach the level of profitability that we have. A good example of how we think strategically about opportunity.

On the right-hand side of slide 23, perhaps the most close analog to the Flagstone acquisition was our acquisition of IPC in 2009. IPC was a catastrophe only reinsurer. We consummated that transaction at a discount to book value. We solidified our position as a leader in the global short tail reinsurance market. We actually doubled the size of our capital and our importance in the market. And made ourselves a clear lead in quoting market.

That size and scale matters. When have you our analytical expertise, our underwriting expertise, and the technological infrastructure that we have, our business is extraordinarily scalable. And so size matters to us. Scale matters to our customers. I think one of the things that you're seeing here, is as I mentioned, David and the team have done a great job of repositioning the company, but it is a very competitive marketplace. And repositioning the company and being one of the smaller catastrophe reinsurers and one of the lower-rated while still a good rating, still one of the lower rated, doesn't give you the same advantages that being one of the largest players in the world and having an A rating both they invest in us and P does. So the Flagstone shareholders will immediately value, derive value from participating in a portfolio written in a higher-rated environment. That is a big asset in this transaction, I think, for both Validus and the Flagstone shareholders.

On slide 24, you can see what will happen post combination. Flagstone will become a wholly owned subsidiary of Validus Re after the transaction closes. As I talked about, we have a great track record of integrating similar businesses. We do it very, very rapidly, very efficiently. When I say within a matter of two or three weeks, the entire portfolio is harmonized on our book and looked at as one total portfolio, we're already well down that path as a result of our due diligence activities. So we feel like we're in great shape to be able to communicate well to our customers, and get the best outcomes flowing at January 1. We will merge the catastrophe portfolio using our V-cap system and technology. And the Flagstone customers will now get the benefit of our analytical research as well.

One of the things that Flagstone has done as part of their repositioning, they bought a lot of retrocession to protect their book. And I think that was a wise decision on their part. That gives us additional comfort in the windy season, obviously. But it also gives us additional upside as we look at 2013. We have the option of continuing to purchase retrocession. Or we can look, if we feel as though the price of retrocession is higher than the cost of writing the business net, we certainly have the capital and the willingness to increase our net retention there.

So we think that there is likely upside in looking at the retrocession program. So we're quite comfortable having them in place and we will continue to have them in place through wind season. The last thing I would just point out is that following the re underwriting, our residual excess capital really doesn't change, and we're willing to put it to work in the business or we will continue to return it to our shareholders. That's how we think about risk. With that context, I think I would like to ask Jeff Consolino to talk about what we did in the aftermath of the IPC transaction, and you will find that on slide 25.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Thanks, Ed. We considered the case to be proven, that combining two catastrophe oriented companies creates value, creates value from optimizing the portfolio, and creates value by creating greater profit potential in a given level of risk. In IPC, what we believe happened is we took two companies, each specializing in property catastrophe, created a better company from that, and managed to return $1.9 billion in total capital between share repurchases, dividends, and cash consideration to IPC shareholders over time, effectively taking that capacity out of the market and bringing it back to shareholders, while still leaving them with a better investment with the stock that they held. We intend to employ the same game plan with Flagstone. Let me turn it back to Ed to close.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Thanks, Jeff. Just to wrap up, we think that this is a really attractive outcome for Flagstone shareholders. As I mentioned I couldn't -- I can't say enough good things about the repositioning that David Brown and his team have done with their business and I think they said to their shareholders that they would become a catastrophe-focused company. This transaction is the culmination of that process, and I think it is a great outcome for their shareholders. They get the benefit of size and scale as part of one of the biggest catastrophe reinsurers in the word. They get liquidity. They get a significant premium over the trading price of the stock. And the ability to ride up the value of Validus, a company that has grown their book value faster than anyone else in the space.

For Validus and its shareholders, the economics of this transaction have provided an appropriate margin of safety for us, as we go through wind season. And it further strengthens our leading franchise in the property catastrophe reinsurance business. Size matters. Controlling more risk in that space matters. Whether we write it on Validus Re or use AlphaCat to position it with third-party investors. In essence, this transaction is just Validus going from strength to strength. So with that, I would like to open the floor to any questions you may have.

 QUESTION AND ANSWER

 Operator

 (Operator Instructions)

Your first question comes from the line of Sachin Shah of Tullett Prebon. Please proceed.

  Sachin Shah - Tullett Prebon Plc - Analyst

 Just had a couple of questions on the regulatory approval, so shareholder vote for Flagstone is required, but I just wanted to get a better idea of what specifically is required on the regulatory side for you guys to close by the end of the year.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 I think we will let Jeff Consolino address that, if you would.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Sure. We have a number of regulatory approvals required. The most important of those are in Luxembourg, which is the home market for the holding company for Flagstone; Bermuda, which is where Validus is domiciled; and US regulatory, given the subsidiary involvement of Flagstone in Florida, and we have some other worldwide approvals as well that we need to get, Switzerland and [Finland], for example. But those four are the material ones.

  Sachin Shah - Tullett Prebon Plc - Analyst

 So it is Luxembourg, Bermuda, HSR in the US and then Switzerland?

 Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 It is not HSR. Not anti-trust. In the US when you go over 9.9% of a regulated US insurance company, you have to get something called Form A approval. By acquiring Flagstone we will meet that hurdle for one of their subsidiary operations.

Sachin Shah - Tullett Prebon Plc - Analyst

 Okay. And that's in Florida?

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 That is correct.

  Sachin Shah - Tullett Prebon Plc - Analyst

 Okay. And because of the overlap, you're not expecting -- the minor overlap, you're not expecting any kind of regulatory issues, you're expecting the deal to close by the end of the year?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 We're not expecting any regulatory issues.

  Sachin Shah - Tullett Prebon Plc - Analyst

 Okay. And Flagstone is going to be able to continue to pay its dividend until the deal closes, as well as yourself?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Each company will continue to pay at the dividend rate that was established before the transaction.

  Sachin Shah - Tullett Prebon Plc - Analyst

 Okay. Perfect. Thank you.

 Operator

 And your next question comes from the line of Amit Kumar of Macquarie. Please proceed.

  Amit Kumar - Macquarie Research Equities - Analyst

 Congrats on this announcement. Maybe just starting with the discussion regarding the management team and the employees. You did mention Dave Brown. I'm wondering, Flagstone has roughly 200-plus employees in its continuing operations. How should we think about that employee force going forward?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Thank you, Amit. And thank you for the congratulations. It's early days. The Company will be managed by Validus. David has done a great job for the shareholders, but he will step down as part of this transaction. And we will very, very quickly make all of the decisions regarding the employees, our expectation is that our business is a very efficient one, in terms of the number of people that we need to do it, and as I mentioned, it is completely scalable, and so that will play a role in it. You should also not expect to see a top rating in all of the locations that are currently being operated in. But those decisions will come. And I feel a great obligation to the Flagstone employees to make sure that is done thoughtfully, with consideration and compassion, and quickly, so that everyone has a sense of certainty as to where they stand going forward.

 Amit Kumar - Macquarie Research Equities - Analyst

 What sort of number do you anticipate in sort of severance costs for the management team, and I guess any other employees?

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Amit, this is Jeff Consolino. Again, I'm not entirely comfortable with this line of questioning, which I think is a little unfair to the Flagstone employees, but in terms of our financial analysis, any severance costs or other realignment costs are embedded within the balance sheet adjustments that Ed referred to.

  Amit Kumar - Macquarie Research Equities - Analyst

 Got it. That was my next question. I guess just going back to slide 16, and then I will stop, this is the final question, you talked about Flagstone's book of business, and their mix of business. It is $514 million. How do you expect that to shape up for -- as we look forward, over the next 12 months, how much do you expect to keep, and how much of that will be non-renewed? That's my final question. Thanks.

 Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Amit, it kind of falls directly in line with -- if you can tell me what market conditions look like at January 1, I can give you a really good estimate of that. Our sense is that property catastrophe pricing is good. It is good, broadly, at this moment, generally, all over the world. It is not great. It is not -- we're not in a hard market, but pricing is good. So we would look to retain the lion's share of the business, but that is all subject to market conditions, how the business fits against the combined portfolio, and so it is probably a question that we can better answer when we get out deeper into wind season.

Amit Kumar - Macquarie Research Equities - Analyst
 Got it. Thanks. I will stop here and requeue. Congrats again.

 Operator

 Your next question comes from the line of Josh Shanker of Deutsche Bank. Please proceed.

  Josh Shanker - Deutsche Bank - Analyst

 Is there any exposure that Validus has to -- as a customer of Flagstone, that would go away and you need to replace business elsewhere in the market?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 There is no material inter-company business, Josh.

  Josh Shanker - Deutsche Bank - Analyst

 Okay. And in terms of the reserve strengthening adjustments, is there any detail you can give us on differences between Flagstone's methodology and your methodology? And I know certainly this is not a conference call where you want to get into RDE, I'm sure. But --

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 I'm surprised you bring that up.

  Josh Shanker - Deutsche Bank - Analyst

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 But perhaps you can help us out a little bit.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Josh, I can assure you, there will be no discussion of RDE on the call. It is really a question of actuarial methodology more than anything. I hesitate a bit to call it reserve strengthening. Different methodologies lead to different outcomes. We use different methodologies, so what we're really doing is just harmonizing the methodologies between the two companies. What you've seen from Validus in terms of reserving is what you should expect to see going forward. And that is probably as much as I can give you without reaching or stepping over the line into citizen actuary.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Josh, this is Jeff, I would add that as part of this process, we asked our actuarial team at Validus to go in and give us an answer as to what reserve level we would book if we owned Flagstone, and we had been reserving the portfolio all along, so that is what Ed means by harmonizing. It is simply bringing that reserve level up to how we would have booked it, had we had been the operator of the business as of June 30.

  Josh Shanker - Deutsche Bank - Analyst

 Okay. I imagine, look, there are plenty of people who have questions. I might take this offline a little bit but I know you're busy. Thank you very much for the detail.

 Operator

 The next question comes from the line of Matthew Heimermann of JPMorgan. Please proceed.

  Matthew Heimermann - JPMorgan Chase & Co. - Analyst

 A couple of questions for you, if I may. First one is just maybe following up on Jeff's comment, Ed or Jeff could speak to this, but just the comment you made with respect to the form or the capacity backing the business going forward. Should we read that as potentially some of the business you might choose to keep from -- Flagstone might be written against some of the third party facilities rather than on the balance sheet?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Matt, our job is to match the business and the risk profile associated with the most efficient capital we can. And so, I would expect the vast majority of the business to fit nicely within the Validus Re portfolio, but I'm certain there is business in there too that we might look at and say that is a great fit for the AlphaCat high yield fund, or it might be a great fit for our top layer facility, or other vehicles that we may have in place. So our feeling is that it is to our advantage to control more of the market. And the way to do that is to make sure that you are generating the most appropriate returns for the investors in each segment. We know what Validus shareholders are looking for, and we know what third parties are looking for through our AlphaCat segment so that is really our job.

  Matthew Heimermann - JPMorgan Chase & Co. - Analyst

 Okay. And just with respect to the comment that it's EPS accretive, is that kind of a static figure, your projections for next year, just layering this in, and the only reason I'm asking, I'm just trying to figure out whether or not that assumes incremental capital management, and maybe from this transaction, or it is just using what would have been your base case before?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Matt, this is Jeff. Flagstone is not particularly deeply covered by the Street, at least relative to Validus. And I would respectfully submit that the estimates for next year for Flagstone don't fully reflect the efforts that Flagstone is taking to refocus on higher-margin business. And if you go back and do an analysis of Flagstone's earnings

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

this year, what you will see is pretty strong underlying earnings on an accident year basis when you take out adverse development. You will see a company that has a very high retrocessional spend relative to its inwards book of business. So we think when we go through and write the business, on the basis that we will, we're going to get mid-teens to high-teens return on our invested capital here. So that is our base case.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Just another way of saying that, it is very hard to be a smaller reinsurer in the cat space, and a lower-rated reinsurer. We always talk about scale matters in the catastrophe business, and this is a great example of it. As Jeff said, David and his team have done an excellent job, but there is so much benefit that they won't be able to gain out of that, because of their size, and their current rating position, that their shareholders will now benefit from immediately, by being part of the combined group.

  Matthew Heimermann - JPMorgan Chase & Co. - Analyst

 That's fair. I guess you guys kind of answered a question I didn't really ask. I guess I'm really more specifically trying to think about when you are talking about EPS accretion, whether that assumes capital pull-out immediately in that assumption, or is that without assuming anything?

Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 I'm sorry, Matt, for not answering the question you asked, but the numbers I just went through do not assume incremental share repurchase over the share repurchase that we would have been projecting for next year in any event.

  Matthew Heimermann - JPMorgan Chase & Co. - Analyst

 Thank you. Wasn't suggesting what you said wasn't helpful, but I just wanted to make sure I got that answer. Just on the reserve increase, could you speak to the lines of business that perhaps were most affected by the standardization of the actuarial process that you used, given that -- and I'm asking that obviously because Flagstone, I think historically probably had a little bit more robust reserve base in terms of product lines than you did.

Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 That's changed, given what Flagstone has gone through to simplify their business. But the lion's share would be property cat.

  Matthew Heimermann - JPMorgan Chase & Co. - Analyst

 Okay. Thank you.

 Operator

 Your next question comes from the line of Michael Nannizzi of Goldman Sachs. Please proceed.

  Michael Nannizzi - Goldman Sachs - Analyst

 One logistics question. So the specialty business that Flagstone wrote, do you assume that will get rolled into Talbot, or do you expect that you will be writing that out of Validus Re as well?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Our expectation is that any business that we hold on to as a result of the transaction, the odds are extremely high that it will be written in Validus Re. I don't see any business that fits the Talbot level.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Michael Nannizzi - Goldman Sachs - Analyst

 Jeff, you had mentioned I think in one of your comments if there is a significant change in book value to either of the companies, that the other has an option in terms of the transaction. Can you talk a little bit more about that? Is that to provide some flexibility before you or Flagstone can make adjustments at 1/1 to the composition of the book?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Mike, the provision I was speaking to is a protection for each party against something going wrong with the presumed merger partner. Typically, in agreements you have material adverse change provisions that let one party invoke that so-called material adverse change, and try to walk away from the deal. That's always a challenging discussion to have, when both companies are engaged in an admittedly volatile business. So the way to work around this is, we have two thresholds. Once all of the other closing conditions are satisfied, if one party suspects that the other has had a significant decline in its book value, it can request a measurement of book value, and if that book value has either declined 50% over the beginning of the year balance or by 20 percentage points more than the party who is making the request's book value has declined, then that would be a termination right. So that protects both Flagstone and Validus from having to close and do a transaction with a presumably impaired partner.

  Michael Nannizzi - Goldman Sachs - Analyst

 I see, okay. So I mean, that could -- one cause of that could be any potential weather losses, or just losses between now and the assumed transaction close?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 It would be measured against book value, so anything that would affect book value would go into that. But again, presumptively, the only thing that could have such a meaningful effect on book value would be a major catastrophe that disproportionately affected one of the merger partners. By the way, it is a feature that we discussed heavily in the IPC transaction, and other parties have subsequently adopted in merger agreements. That's the best way we can think of to give each of the two parties to this agreement protection against bad outcomes that disproportionately affect their presumed partner.

  Michael Nannizzi - Goldman Sachs - Analyst

 Got it. And just one last one. Obviously, so Flagstone's expense ratios come down, but still relatively higher than your Re, your expense ratio in Validus Re. Would you expect that the Validus Re expense ratio will be the surviving financial run rate or baseline at least, as you roll the new business into your book?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Yes, directionally it may take a little bit of time over the coming months to get there, but as I say, our business is completely scalable. We do think that having actually a lower expense ratio is a cost advantage for us and we want to maintain that. So I think you should look for the combined expense ratio to trend toward the Validus Re number very quickly.

  Michael Nannizzi - Goldman Sachs - Analyst

 Great. Thank you very much.

 Operator

 Your next question comes from the line of Jay Cohen of Bank of America - Merrill Lynch. Please proceed.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Jay Cohen - BofA Merrill Lynch - Analyst

 I guess, first question, on capital, when you did the IPC deal, it seemed fairly obvious that IPC on its own had a fair amount of excess capital. It is less obvious with Flagstone. And I'm wondering, as you talk about capital getting freed up, is it because you believe Flagstone on its own has excess capital, or is it more related to when you merge these companies together, a bigger portfolio, more diversified, it generates excess capital?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Jay, this is Jeff. Flagstone has gone through a number of steps to simplify their organization, and by divesting Island Heritage and particularly Lloyd's, that does increase their capital flexibility significantly. So Flagstone's capital ratios are healthier today, having been through these divestitures than they would have been before. On top of that, though, we presented a slide that talked about the marginal impact on our OEP, or occurrence exceedance probabilities for various return periods and what you will see when you combine two cat portfolios, even two that have relatively high exposure to peak zones in the US, there is still a diversification benefit, and that reduction in 1 in a 100 windstorm OEP for example, directly translates in some capital models to incremental capital. So it's both. Flagstone is well-capitalized. We're recognizing that in the transaction structure through the cash consideration and we think by bringing the two companies together, we will create incremental excess capital which will give us the flexibility to either write more business or seed less retro, or return more capital to shareholders and we will know as we get to January 1, what the right course is. It could be all of the above.

 Jay Cohen - BofA Merrill Lynch - Analyst

 That's great. Thank you. Second question, the other charges, non-reserve charges, some of that obviously severance possibly, but that wouldn't be all of it. What are some of the other issues related to that other bucket of charges? Are these [PGAP] adjustments?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 I wouldn't call them issues per se but we're required to record the balance sheet of the acquired company of fair value or what you refer to as PGAP. So we have gone through the fixed assets, the various payables and receivable, and assigned a fair value to all of those positions, and the figure you see there is a net result of that purchase accounting.

  Jay Cohen - BofA Merrill Lynch - Analyst

 That's great. And one last question. I noticed the Flagstone had a fairly sizable increase in cash in June. You mentioned a derisking effort versus fixed income. I assume you will balance it off a little bit going forward. Is there also an opportunity to get a little bit extra yield versus what they had been at least as of June 30?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 It has been a long time, Jay, since we talked about somebody else's portfolio as having a lower yield, or a shorter duration than ours, but that's the position we're in. Between the signing and the closing we will have to take a look at how we redeploy that cash. Our goal would be to have the combined portfolio look more like the Validus stand-alone portfolio. Now that the uncertainty regarding Flagstone is resolved, the desire or need to hold high amounts of cash probably doesn't exist anymore, so we will be working to get invested.

  Jay Cohen - BofA Merrill Lynch - Analyst

 Got it. Thanks a lot.

 Operator

 Your next question comes from the line of Brian Meredith of UBS. Please proceed.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Brian Meredith - UBS - Analyst

 A couple of questions here for you all. The first one, I saw S&P upgraded you just literally a couple of days ago. Have they contemplated this as a part of their ratings upgrade, do you know?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Brian, the upgrade we received, we believe, is based on the merits of Validus' progress over the years we've been in business, rather than going in and saying we're doing a transaction. So we deserve an upgrade.

  Brian Meredith - UBS - Analyst

 No, understood. But I mean just from the opposite perspective, given that FSR is a lower-rated company, I didn't know if it was going to have any potential impact on your ratings.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 We don't believe so. Obviously the rating agencies have their own committee processes, and things to go through, and we've always tried not to speak for the rating agencies. That's not our place. And it would be presumptive. In this case, we're talking about the enlarged company being 90% Validus, and so one would think, given the nature of the business and the relative sizes, that all else equal, our ratings would prevail. And you take the further step of what we were talking about with Jay Cohen, that our capital ratios are unchanged. We've done the rating agency modeling. We've run this through our own internal capital models. We've run this through our VCAPS models. So we've looked at this in terms of our risk appetite. And there is really nothing changed about the quality of our capital or our overall risk position. So we think that this merits being the same company before as after.

  Brian Meredith - UBS - Analyst

 Got you.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 And if I might, just a couple of thoughts on that. I think the rating agencies, we have excellent relationships with them, and they are aware that we're willing to grow our business organically, or if there is an attractive M&A opportunity, we're willing to pursue that. So I think they understand that is part of our model. And I think a lot of the comfort comes from the fact that we have been extremely successful. People always say that two-thirds of acquisitions destroy value, whereas the acquisitions we've made have been absolute value generators in the extreme. And our ability to integrate businesses, both from a physical standpoint and from a risk management standpoint, is extremely high. So I think that is, when the rating agencies think about Validus, I think that is one of the considerations they have, in assigning us a rating.

  Brian Meredith - UBS - Analyst

 Got you. And then another quick one. Does the legal structure of Flagstone create any challenges as far as accessing any excess capital generated through the transaction for share buyback?

Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Brian, this is Jeff. We intend, through the structure of the merger, to change the legal domicile of many of the Flagstone operating entities. Our end result will be bringing Flagstone's companies back to Bermuda.

  Brian Meredith - UBS - Analyst

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Okay. And then last one, just curious here, given the returns that you currently see on the Flagstone book right now, and when you take a look at the business, book of business, do you think that any excess capital generated by this transaction would be more likely to increase the amount of business you retain? Obviously they have a lot of reinsurance, as you mentioned, or do you think it is more likely to be used for share buyback?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Not knowable right now, Brian. Again it really depends on rates next year. We know that Flagstone has really protected their portfolio with retrocession and other hedging products very extensively, and we know that on a combined basis, they don't need to do that. We know that their portfolio becomes much more efficient as part of the Validus combined portfolio, and so one is an obvious use of capital, to keep more business net, one is an obvious source of capital, and in addition to their earnings, but almost all of this will depend on what market conditions look like.

  Brian Meredith - UBS - Analyst

 Great. Thank you.

 Operator

 And your next question comes from the line of Court Dignan of Fidelity. Please proceed.

  Court Dignan - Fidelity Management & Research - Analyst

 A couple of questions. On the timing of close, and post-close integration, is it possible to accelerate it at all to earlier in the fourth quarter or mid-fourth quarter? I'm just trying to think ahead to 1/1s, and maybe a Bermuda peer that dragged its feet on an integration recently and kind of paid a pretty costly price, and want to side-step anything like that.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 So Court I will let Jeff address the mechanical prospects of integrating or gaining closing faster. What I can tell you is that between now and January 1, a couple of things will happen. First, the portfolio will be written on a combined basis for Validus' appetites You can't change the risk profile between now and January 1. But we do know that while we feel very good about our portfolio, we know that David and his team have restructured their portfolio, and protected it very, very heavily. And so we don't drag our feet on things. We move very, very rapidly. This is a process that we understand implicitly. We've done it before. And in this case, a lot of our systems are even more compatible. We have already got every single contract in VCAPS, with all of the details of them.

So at the first opportunity, for every contract, we're going to be shaping the portfolio to our risk management desires. In the interim we've got a hell of a lot of protection behind us, as well as a big margin of safety built in between the purchase price discount, the normal expected cat loads imbedded in projected earnings for the third and fourth quarter, and the normal earnings. So we come away feeling very, very comfortable. Now, things can happen. We know that. But all those things allow us to say hey, we're not troubled with this wind season. This is a very well protected portfolio. Jeff, maybe you can talk about the prospects from a mechanical standpoint of closing more quickly.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Sure. The longer lead time items, Court, are shareholder approval for Flagstone, which requires the filing of a joint proxy statement prospectus, going through SEC review, and then the requisite notice period to hold the shareholder vote, that's a couple of months right there. And then the various regulatory processes including US regulatory, given Flagstone's subsidiary involvement in Florida, and so that leads us to think about November as a closing date. But as Ed said, we don't have to wait until then to find out about the business that we own. We feel like we know an awful lot about the business that Flagstone writes right now, given its position on VCAPS, just like our own business.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Court Dignan - Fidelity Management & Research - Analyst

 That's great. Okay. A couple of other things, if I could. If we are using Flagstone's fully-diluted shares outstanding and book value for our financial analysis, is that at all double-counting, if we also then use the 58.9 and other adjustments? Is there any of the options expense or whatnot in the 58.9?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 There is not, Court. The restricted shares for Flagstone including RSUs and PSUs will all vest and receive merger consideration at the time. So there is no additional accrual on the balance sheet.

  Court Dignan - Fidelity Management & Research - Analyst

 And the -- I didn't quite get it on the call. The transaction expenses, I think you -- Ed referenced a $20 million number. Is that total or per side?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 No, that's our estimate of the total transaction expenses between the two sides.

Court Dignan - Fidelity Management & Research - Analyst

 Okay. And then I guess last, could you remind us what the bargain purchase price was for IPC? And maybe, you kind of alluded to this in the presentation, but if you could kind of give a best guess at what you consider the ultimate value creation to Validus shareholders from that transaction, so that we can have an -- obviously, the bargain purchase price in your mind and in other people's minds is not a good proxy for the value creation. It is more of an accounting mechanism. And just so we can have something to put it in perspective.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Court, the value creation, we're trying to get to that, using page 25 of the slide deck. And so one way to look at this is when we acquired IPC, our stock was trading at $22.60, roughly. And as of the most recent period, our stock now is trading at $33.25, give or take. We have shrunk the shares outstanding in Validus by approximately 35%, between the time that we closed on IPC and the time that we did this, and our average cost for those shares I think is around $27. So a lot of the value creation is in the business.

And I don't want to be overly financial engineerish about this, right we're a much bigger company with a better portfolio and a better franchise, but from purely just a financial perspective, the ability to buy back our stock in large amounts at $1.6 billion of dividends and buybacks, at a discount to what we consider to be the intrinsic value of the stock, which would be book value, plus whatever imbedded value there is in the balance sheet, plus the amount of goodwill for the ability to produce profitable business. We think that's good. Now, the bargain purchase gain on IPC wound up to be over $300 million, so the scale of these two particular transactions are totally different.

  Court Dignan - Fidelity Management & Research - Analyst

 Yes.

Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Rather than kind of 50/50, as you see on that slide 25, it will be eight-ninths, one-ninths. We will be executing that plan on a smaller scale but still we will be executing on that plan.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Court Dignan - Fidelity Management & Research - Analyst

 Okay. Great. Thanks. Talk to you soon.

 Operator

Your next question comes from the line of Meyer Shields of Stifel Nicolaus. Please proceed.

  Meyer Shields - Stifel Nicolaus - Analyst

 Two quick questions if I can. First, now that you've got -- with the effective capital base up to about $4 billion, or I'm sorry, the equity base up to about $4 billion, does that make new classes of business worth looking at that were unavailable on a smaller base?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

That's under consideration for us. We're in the class of the business that we think are paying the appropriate price for risk. And so we don't feel as though we've been precluded from any class of business, to be honest with you. It has really been a question of our appetite and the classes that we feel as though we have expertise in, and that really doesn't change with this.

  Meyer Shields - Stifel Nicolaus - Analyst

 Okay. Second, you talked about making the two big keys for reserve calculations persistent, and obviously, bringing the standards, itself, I would say historically applies some measure of redundancy. Is there any firm that there is another potential acquirer out there that will say we don't need to be that conservative and therefore make smaller adjustments for Flagstone's book value in terms of higher risk?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 You're right. It is impossible to know what other people might do. We don't think that we were being conservative. We think we were being appropriate. But other people may have different views. What I would say is that I think that this was the right transaction for Flagstone shareholders. David Brown and his team feel it is the right transaction. Their board of directors feel it is the right transaction.

The significant shareholders on the board have already pledged their shares. They think it is the right transaction. And so my sense is that they've had the opportunity to talk to lots of people. And this is the deal that they feel is the best one for their shareholders. So somebody else shows up, we've been in fights before, as I guess you are probably aware, and we never mind rolling up our sleeves and fighting for something we think is good for Validus. We don't anticipate it but we never shy away from it.

  Meyer Shields - Stifel Nicolaus - Analyst

 Is there a breakup fee that you could disclose associated with this deal?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 This is Jeff Consolino. The breakup fee is $24.2 million.

  Meyer Shields - Stifel Nicolaus - Analyst

 Okay. Thank you very much.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Operator

 And your next question comes from the line of Matt Carletti of JMP Securities. Please proceed.

  Matthew Carletti - JMP Securities - Analyst

 Actually, that last question there answered the last question I had. Just one clarification to add on. If I'm understanding, one of the last slides correctly, that we should expect the share repo to be on hold until the deal closes?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 There are periods between now and when the deal closes that we can continue to purchase stock once we have a proxy statement on file with the SEC. We cannot purchase stock, and so that will govern our behavior in the interim, Matt.

  Matthew Carletti - JMP Securities - Analyst

 Okay. That's helpful. Congrats on the deal. And talk soon.

 Operator

 And your next question comes from the line of Ian Gutterman of Adage Capital. Please proceed.

  Ian Gutterman - Adage Capital Management - Analyst

 Just to follow through on the of the earlier questions. Jeff, on the $76 million, is it reasonable to assume or maybe you can give us a ballpark how much that will be for 2010 and 2011 cat events?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 I think a ballpark would be the great majority of it, given the short tail nature of the business. So I think that is a pretty good working assumption.

  Ian Gutterman - Adage Capital Management - Analyst

 Okay. Just wanted to make sure it wasn't something else I didn't think about. And then on the accretion, can you give us a sense, when you say it is going to be EPS accretive, is that sort of before or after what I will call the main drivers? Is that before or after what you might do on the underwriting? Before or after changes you might make on the investment income? Before or after plans for cost saves? Is it accretive without all of that or did you already include it all in those benefits in your accretion comment?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 I'm sorry, I wasn't keeping careful notes about the ins or outs were you asking. We told Matt before, it was not considering incremental share repurchase. That would be a before. In terms of the underlying business, if you go back and analyze Flagstone in Q1 and Q2, and strip out nonoperating items, strip out reserve changes, you get to a level that we think is an annualized run rate, and call it $60 million to $80 million per year. And then there is the opportunity on top of that to go through and modify the ceded reinsurance. But our assessment of the accretiveness of this is based solely on taking the inwards portfolio as is, keeping the outwards protections in place, adjusting for those parts of the business that won't be present in the future, which I think the analysts who cover the company have a hard time getting to what the underlying expense base of the company is, and then applying that to the shares outstanding, after we issue the 14 million shares in this transaction.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Ian Gutterman - Adage Capital Management - Analyst

 Okay. Great. So to the extent that you do rebalance the investment portfolio, that sounds like that is additional upside. And to the extent you recognize expense synergies, that's additional upside.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 That is correct. Although I would caution you that given our investment philosophy, there is not going to be huge upside to the portfolio.

  Ian Gutterman - Adage Capital Management - Analyst

 Sure.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 The other thing, Ian, there is no assumption of portfolio diversification benefit from an underwriting income standpoint. We've made -- we're not making assumptions about the status of the retrocession and outward protections and that, and so when we say accretive, it is essentially accretive on day one virtually as is.

  Ian Gutterman - Adage Capital Management - Analyst

 Great. Got it. Can you give us any sense of expense synergies? I think it was Mike who asked a question about how to think about the pro forma expense ratio. Is that the best way to do it, is to look at their expenses, and bring it down to your expense ratio and that is a reasonable proxy?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 I think that is the trend line you should be thinking about, Ian. That won't happen exactly overnight but it won't take very long. And as I say, our business is so scalable that we don't feel as though we need to considerably increase our expense base to continue to do the business on a combined basis. But as I said, there is lots of things to be done in the near term, and we will keep everybody closely posted about that.

  Ian Gutterman - Adage Capital Management - Analyst

 Great. To follow-up Jay's question about capital. I understood most of your answers. The one that I don't think came up is, as I understand it, Flagstone was sort of protecting their capital base to protect the A-minus rating. You guys obviously just got upgraded to A. Is there some additional from that they were being -- aside from the reinsurance and everything else, that they were maybe hoarding capital a bit because they needed to protect their rating? And just doing the math, putting an A with a weak A minus creates capital, even if you didn't change the portfolio?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 I think one step that Flagstone took that had a significant positive impact on their capital ratios would be the divestiture of the non-Flagstone reinsurance businesses, Ian. Any time you have businesses with high premium volumes, and relatively larger reserve balances, and that attracts capital from a number of the capital models. So those divestitures would have given Flagstone a good boost to the rating agency capital calculations. Probably calling it hoarding it is the wrong term because Flagstone had a specific goal in mind, which was to show the ratings agencies that they were deserving of coming off of the negative watch and in fact deserving of a higher rating. We, as you mentioned, do have that higher rating. We have a target level of capital that we want to maintain, whether it is measured by our risk appetites, our capital internal models or the rating agency models. So we're going to target keeping that level rather than some different level.

  Ian Gutterman - Adage Capital Management - Analyst

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Got it. And just last one is, you mentioned you're going to them move back from Switzerland to Bermuda. Did you give thought of moving the whole company to Switzerland, just given obviously that some companies have chosen to go that route?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Ian, we looked at every domicile in the world. We feel like we have that responsibility to our shareholders. We haven't found a domicile that, first meets the quality of Bermuda in terms of the progress that has been made in the regulatory environment here just being extraordinary. This is the global center for catastrophe risk. That's our core business. And most importantly, anywhere else you go has costs associated with it. Whether you think about the expenses of doing business in Switzerland, or you pay some tax wherever else you go.

We're a Bermudan company. We're quite proud of being a Bermudan company. We're proud of bringing the company back to Bermuda. We don't see the benefits of other jurisdictions. We always think about it, because that is our responsibility, but this is home.

  Ian Gutterman - Adage Capital Management - Analyst

 All right. That's. It thanks, guys. Good luck.

 Operator

 The next question comes from the line of Sachin Shah from Tullett Prebon. Please proceed.

  Sachin Shah - Tullett Prebon Plc - Analyst

 I just want to follow-up on this termination, possible termination. Obviously there is Hurricane Isaac currently, and I just want to understand if that -- if the current hurricane or potential other hurricanes may have an impact, that may cause a [Mack], as far as an impairment to the book value. So just the first part is any impact is Isaac, if any impact, is there anything that you see between now and the closing potentially in November, that would impact the book value 20% or more?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Well, I would like to give some numbers here, which is Validus has stockholders' equity of over $4 billion.

  Sachin Shah - Tullett Prebon Plc - Analyst

 Okay.

Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 And for us to trigger this provision, based on an absolute 50% decline, would require a $2 billion loss. And for us to have a differential, 20% worse performance than our merger partner here, would require $800 million in additional losses beyond what Flagstone would incur. It is not impossible, but the kind of scale you're talking about for a catastrophe event is well outside of the kind of geophysical events you're talking about with Isaac. So compare those numbers to the figures on page 22, and I think you will get a sense for what the return period is, to cause that kind of a walk-away right.

Sachin Shah - Tullett Prebon Plc - Analyst

 Okay. I mean would you happen to know, just the back of the envelope what that would be on a scale of billions, of what kind of catastrophe in aggregate that would cause?

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Well, to give you a little bit of a sense, if you look at our zonal aggregates, for us to have that $2 billion loss, it would kind of take a meteorite wiping out the entire zone.

  Sachin Shah - Tullett Prebon Plc - Analyst

 Fair enough. And now back to valuation, and so it seems like VR is trading about 3% discount to book value, based on the presentation, as of June 30. And from that same presentation, the book value for Flagstone is, from the slide, $11.52. So even though you're paying a pretty decent premium, it is still a 27% discount to the implied valuation of $8.43. So the reason I mention that is because you mentioned from the get-go that they've worked pretty hard or diligently to reduce their exposure or leverage underwriting thus far this year. So I just want to understand if I was missing something, is there something wrong with those numbers, and why maybe a little bit higher premium wasn't offered? I know you mentioned, and obviously a significant portion of the consideration is the stock that they have the ability to witness the upside, but I just want to understand why, in implied terms it was $8.43, rather than something maybe a little closer to $11.52.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 If I might start, and just observe from our standpoint, we don't -- for better or worse we didn't think $11.52 is the starting point. You have to look at the adjustments we made to our balance sheet. And once you make those adjustments, and those adjustments, you might disagree on the Validus reserving methodology, but given that most of this is driven by events, our reserves on events have been good. They haven't been wildly redundant or anything of the sort. Most of our redundancy tends to come from smaller stuff, and not the big event. So I tend to think that moreover you wouldn't find very many people that would have a radically different view of that. The other balance sheet adjustments I think are compensation and as Jeff described earlier, some other fixed assets, et cetera. So I think that starting point has to include those adjustments, so when you do that, you are looking at a deal that actually has a pretty fair premium and a relatively low discount to book value.

  Sachin Shah - Tullett Prebon Plc - Analyst

 And so, just out of curiosity, when you make that adjustment from $11.52, would you happen to have a rough estimate of what that would be after those adjustments?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 The total adjustments are $135 million. So the stated book value for Flagstone as of June 30 is $836 million. After those adjustments, the stated book value for Flagstone is $701 million.

  Sachin Shah - Tullett Prebon Plc - Analyst

 Okay. Perfect. Thank you.

 Operator

 And your next question comes from the line of [Stuart Nedson] of BNP Paribas. Please proceed.

  Stuart Nedson - BNP Paribas - Analyst

 Just a quick question on the dividends for the fourth quarter. Are you planning to coordinate those with Validus?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Each company will declare and establish record dates and payment dates consistent with their past practices.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

  Stuart Nedson - BNP Paribas - Analyst

 So my understanding, this book closes sometime between end of November and mid-December, as a Flagstone shareholder, I can get two dividends for the fourth quarter, is that correct?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Totally depends on the closing date. And we will obviously both be working to close as quickly as possible, so the answer to your question really lies more in the hands of the regulatory bodies rather than the management teams of the two companies.

  Stuart Nedson - BNP Paribas - Analyst

 And with respect to -- I know in the slide presentation deck you said that Validus declined to participate in a transaction in March. What was the reasoning behind that? Was that mostly price-related with respect to where Flagstone was trading at the time or what has changed since then?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 No, as I said earlier, we felt as though David and his team were doing a good job of pursuing strategic alternatives and seeing what was out there. In that environment, our feeling is that we don't like to feel as though we're part of an auction. And by no means am I saying it was an auction, but that was our kind of general feeling about it, and therefore, our view was, no, we will sit it out and see how things develop.

Stuart Nedson - BNP Paribas - Analyst

 All right. Thank you.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 I would also observe that we were involved in a number of other important corporate initiatives at that time, including some substantial progress in the building out of our AlphaCat segment, and so there was also a cost to the management distraction at that point in time.

  Stuart Nedson - BNP Paribas - Analyst

 Got it. Thank you very much.

 Operator

 And your next question comes from the line of Amit Kumar of Macquarie. Please proceed.

  Amit Kumar - Macquarie Research Equities - Analyst

 Thanks. Two cleanups. One is a follow-up to Ian's question. That $76.3 million reserve number, that's not really set in stone, is it? As you spend more time, it could move, as you spend more time looking at the books, right? That's fair, right?

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 No, that is set in stone, Amit. That's how we would reserve the business today if it were all Validus business. And so that is how we would reserve it. We're not going to learn lots of new things unless Flagstone commutes some liabilities or things like that, that would change our view.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 And that will not change as it relates to June 30, when there is a September 30 balance sheet or some other balance sheet date. Obviously, that number will change, because Flagstone will have continue to incur loss expense, and also make payments on their [extended] loss reserves. So that harmonization will take place at each balance sheet date. Because we're not going to maintain one reserving policy for Validus and a separate reserving policy for legacy Flagstone.

  Amit Kumar - Macquarie Research Equities - Analyst

 I guess what I was trying to ask is, you mentioned that it is for 2010 and 2011 events. As you go forward, possibly there is some buffer in that number, and if actual losses, or reported losses are lower than what you think of them as of today, some of that could be possibly be adjusted in the purchase price. That's where I was headed with the question.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Amit, the answer to that is that our responsibility is to post our best estimate of liabilities at every point in time, and that is our best estimate of liabilities. We don't think we're being either conservative or liberal. We think we're trying to play it straight down the middle. If you think about the type of events that have occurred in the last year or two, it is certainly possible that people have different views. I think you see that every day. We're imposing, we're superimposing our view of it to harmonize the reserves, but no, it is not -- there is not a buffer or a cushion built in. That's exactly as we see it, and that's what we do at every point in time.

  Amit Kumar - Macquarie Research Equities - Analyst

 Got it. And just one other comment.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 And I just want to -- your linking of that to purchase price I think is inappropriate. The purchase price is $2 in cash, plus 0.1935 Validus common shares and there is nothing in the agreement that has a balance sheet adjustment that will adjust that between signing and closing. So the merger consideration is the merger consideration.

  Amit Kumar - Macquarie Research Equities - Analyst

 You just answered my question. That is exactly what I was I guess looking for. The only other question is, you talked about 22.5% shareholders on the base, obviously, you probably have chatted with some of the other large owners. What is the feedback you're getting?

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 It wouldn't be appropriate for us to be talking to Flagstone shareholders during the time we're negotiating a transaction with the Board. We do know a number of the Flagstone shareholders, and we're looking forward to them either increasing their Validus holdings or becoming Validus holders again. But once we get past today, Flagstone and their proxy solicitors will join with us, and we will work on a communication plan with Flagstone shareholders. It is really their responsibility to get the vote out, but we will do whatever we can to support that. And that starts with what I laid out, which is we're offering a pretty darn good stock with good liquidity and good trading characteristics for the shareholders of Flagstone. So we immodestly believe there is continuing upside in Validus in the same way there is continuing upside to shareholders in Talbot, or shareholders in IPC that took Validus stock as consideration.

  Amit Kumar - Macquarie Research Equities - Analyst

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Thanks. That's it. Thanks. And congrats once again on the deal.

 Operator

 (Operator Instructions)

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 Operator, I think we're probably -- I see we've got one more question in the queue. Let's take that and then I think we probably need to move on.

 Operator

 Sure. Your next question comes from the line of Michael Nannizzi of Goldman Sachs. Please proceed.

  Michael Nannizzi - Goldman Sachs - Analyst

 Just one really quick last one. Just thinking about on the margin, I mean balancing out the cash payments that you're making here, the capital and risk you're absorbing, and your recent rating agency upgrade. In the near term, do you have more flexibility from a deployment perspective than you did, let's say, three months ago or before any of this was contemplated? Just trying to get an understanding of how we should think about that? Thanks.

  Jeff Consolino - Validus Holdings, Ltd. - President and CFO

 Let me start with the capital, Mike, and congratulations for sneaking under the wire with that last question. I would say from a capital model, whether it is our internal capital model or a rating agency capital model perspective, we have almost exactly the same amount of capital flexibility. Part of that is what drove our decision on what transaction structure to pursue in the first place. So that is a static world where we haven't reshaped the portfolio, where we haven't taken the benefit of portfolio combination, where we haven't made any decisions on the mix of inwards business or outwards business, all of those things Ed was talking about. I would therefore expect that we would have more flexibility as all of those factors emerge. But out of the gate, purely from a static perspective, we're roughly in the same place before and after, albeit it with a larger total capital base after than before.

  Michael Nannizzi - Goldman Sachs - Analyst

 Great. Thanks again for letting me get that last one in. Appreciate it.

  Ed Noonan - Validus Holdings, Ltd. - Chairman and CEO

 You're most welcome, Mike. Let me just wrap up. I think as I said, this is a very good transaction for Validus. It is an excellent transaction for the Flagstone shareholders. It is the culmination of the work that David Brown and his team have been doing. David has gotten the company to the place I think he committed to getting it.

And I say, to build a wall when you're a smaller player in the market with a bit of a ratings disadvantage, and so the consideration we're offering is actually quite attractive. And on top of that, we're also taking the Flagstone business and putting it on the Validus platform, which is both higher rated and has a bigger footprint in the market, all of which are sources of value for the Flagstone shareholders. And so, we think this is one of those circumstances that works out extremely well for everyone involved. And we're looking forward to moving quickly to closing. So thank you all for taking the time to join us today. I'm impressed with the number of questions and grateful for them. Operator, the call is all yours.

 Operator

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

 Thank you very much. This concludes today's conference. Thank you for your participation. You may now disconnect. Have a great day.

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Cautionary Note Regarding Forward-Looking Statements

This information may include forward-looking statements, both with respect to Validus and Flagstone and their industries, that reflect their current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ and Flagstone’s control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  Validus and Flagstone believe that these factors include, but are not limited to, the following: 1) unpredictability and severity of catastrophic events; 2) issues relating to claims and coverage that may emerge from changing industry practices or changing legal, judicial, social or other environmental conditions; 3) rating agency actions; 4) adequacy of Validus’ and Flagstone’s risk management and loss limitation methods; 5) competition in the insurance and reinsurance markets; 6) cyclicality of demand and pricing in the insurance and reinsurance markets; 7) adequacy of Validus’ and Flagstone’s respective loss reserves; 8) the estimates and judgments that Validus and Flagstone use in preparing their respective financial statements, which are more difficult to make than if Validus and Flagstone were mature companies; 9) retention of key personnel; 10) potential conflicts of interest with Validus’ and Flagstone’s respective officers and directors; 11) continued availability of capital and financing; 12) potential loss of business from one or more major insurance or reinsurance brokers; 13) the credit risk that each of Validus and Flagstone assume through their dealings with their respective insurance and reinsurance brokers; 14) Validus’ and Flagstone’s respective ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 15) the risk that Validus and Flagstone could be bound to policies that contravene their respective underwriting guidelines by managing general agents and other third parties who support certain of their businesses; 16) availability of reinsurance and retrocessional coverage; 17) the effect on Validus’ and Flagstone’s investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 18) the impact of currency fluctuations on Validus’ and Flagstone’s operating results; 19) the impact of heightened European sovereign debt risk on Validus’ and Flagstone’s fixed income portfolios; 20) the integration of Flagstone or other businesses Validus may acquire or new business ventures Validus may start; 21) the legal, regulatory and tax regimes under which Validus and Flagstone operate; and 22) acts of terrorism or outbreak of war, as well as Validus and Flagstone management’s response to any of the aforementioned factors.

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Validus and Flagstone may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction, (C) uncertainty as to the actual premium (if any) that will be realized by Flagstone shareholders in connection with the proposed transaction; (D) uncertainty as to the long-term value of Validus common shares; (E) failure to realize the anticipated benefits of the proposed transaction, including as a result of failure or delay in integrating Flagstone’s businesses into Validus; and (F) the outcome of any legal proceedings to the extent initiated against Validus, Flagstone and others following the announcement of the proposed transaction, as well as Validus and Flagstone management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Validus’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Flagstone’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Flagstone on file with the Securities and Exchange Commission (“SEC”).  In addition to the risks described above, risks and uncertainties relating to the proposed mergers will be more fully discussed in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that will be filed by Validus with the SEC.  Any forward-looking statements made herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus or Flagstone will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or Flagstone or their respective businesses or operations.  Each forward-looking statement speaks only as of the date of the particular statement and, except as may be required by applicable law, Validus and Flagstone undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The contents of any websites referenced herein are not incorporated by reference herein.

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AUGUST 30, 2012 / 01:30PM GMT, VR - Validus Holdings, Ltd Conference Call to Acquire Flagstone Re

Additional Information about the Proposed Transaction and Where to Find It:

This information does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Certain matters relating to the proposed transaction will be submitted to shareholders of Flagstone for their consideration.  Flagstone shareholders are urged to read the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that will be filed by Validus with the SEC in connection with the proposed transaction when it is filed, any supplement or amendment thereto that may be filed, and any other relevant documents that may be filed, with the SEC because they will contain important information.  This information is not a substitute for the proxy statement/prospectus or any other documents which Validus or Flagstone may file with the SEC and send to Flagstone shareholders in connection with the proposed transaction.

All such documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Executive Vice President, at +1-441-278-9000, or Flagstone through Brenton Slade, Chief Marketing Officer, at +1-441-278-4303.
Participants in the Solicitation:
Validus and Flagstone and their respective directors and officers may be deemed to be participants in any solicitation of Flagstone shareholders in connection with the proposed transaction.  Information about Validus’ directors and officers is available in Validus’ definitive proxy statement, dated March 21, 2012, for its 2012 annual general meeting of shareholders. Information about Flagstone’s directors and officers is available in Flagstone’s definitive proxy statement, dated March 28, 2012, for its 2012 annual general meeting of shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.  You can obtain such documents free of charge at the SEC’s website (www.sec.gov) or by using the contact information above.

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